Filed pursuant to Rule 424(b)(3)
File Nos.	333-123815
333-130808

Prospectus Supplement No. 6
(To Prospectus dated April 14, 2006)

VISTULA COMMUNICATIONS SERVICES, INC.

37,547,511 shares of common stock

This prospectus supplement supplements the Prospectus dated April 14, 2006 relating to the resale of 37,547,511 shares of our common stock.  This prospectus supplement should be read in conjunction with the Prospectus.

Amendment to Markley Employment Agreement

On August 1, 2006, Vistula Communications Services, Inc. (the “Company”) entered into an amendment of the employment agreement of Keith Markley, the Company’s former chief executive officer.  The amendment provides, among other things, that Mr. Markley resigns as the Company’s chief executive officer and agrees to serve as the president of Vistula USA, Inc., the Company’s wholly owned US subsidiary. The amendment also amends Mr. Markley’s employment agreement to provide that, in addition to the existing severance benefits already contained in his employment agreement, in the event he voluntarily terminates his employment prior to a change of control (as defined in the amendment) or in the event that the Company elects to terminate his employment as a result of his repeated failure to comply with reasonable directions and instructions of the Company’s chief executive officer or the Company’s board in connection with the performance of his duties and responsibilities under his employment agreement prior to a change of control, the Company will be required to make severance payments to him equivalent to the base salary he would have received had his employment continued and to continue to provide medical benefits, in each case for a period of twelve months following termination of his employment. In the amendment, Mr. Markley also agrees to waive his rights to exercise that portion of his outstanding option to purchase 948,000 shares of the Company’s common stock granted to him on April 11,2006 which entitles him to purchase 500,000 shares of the Company’s common stock. He will retain the right to purchase up to 448,000 shares of the Company’s common stock under that option. In the amendment, Mr. Markley also agrees to waive any claims he might have against the Company in connection with his change in position with the Company.

Grant of Option to Jared Taylor

On July 28, 2006, the Company granted Jared Taylor, who became the Company’s chief financial officer on August 1, 2006, an incentive stock option to purchase up to 200,000 shares of the Company’s common stock.  The option has an exercise price of $0.65 per share, representing the fair market value of the Company’s common stock on the date of grant. The option vests in four equal annual installments of 50,000 shares commencing on the first anniversary date of the date of grant and thereafter on each  subsequent anniversary of the grant date until fully vested. The option shall become fully vested upon a change of control (as defined in his option agreement).

Management Reorganization

Effective August 1, 2006, Keith Markley resigned from his position as the Company’s chief executive officer.  Mr. Markley will continue to serve as a director on the Company’s board of directors and has also been appointed as President of our US subsidiary, Vistula USA, Inc., replacing Adam Bishop who resigned from that position effective August 1, 2006.  Mr. Markley served as the Company’s chief executive officer from April 11, 2006 until August 1, 2006 and has served as one of directors since April 11, 2006. Prior to joining us, Mr. Markley served as vice president of sales and marketing at Liberty Aerospace, a manufacturer of light aircraft, where he was responsible for strategic marketing and sales planning and building a sales and marketing team.  From November 2000 to September 2005, he served as a president and chief operating officer of DSL.net, Inc., a public company headquartered in New Haven, Connecticut, providing voice, data and tier 1 ISP services.  While at DSL.net, Mr. Markley exercised oversight over the company’s operations, was responsible for strategic planning and interfaced with the investor and analyst communities.

Mr. Rupert-Galliers-Pratt has been appointed by the Company’s board of directors as chief executive officer to replace Mr. Markley, effective upon Mr. Markley’s resignation from that position. Mr. Galliers-Pratt has served as chairman of the Company’s board of directors since its inception. He served as the Company’s president and chief executive officer from the Company’s inception until September 1, 2004 and resumed service in those capacities on February 8, 2005 until April 11, 2006 when he resigned as chief executive officer upon the appointment of Mr. Markley to that position. He also serves as chairman of the board of directors of the Company’s subsidiaries, Vistula Limited, Vistula USA, Inc. and Cardlink Services Limited. He was one of the founding shareholders of Vistula Limited, which the Company acquired in March 2004. Mr. Galliers-Pratt has served as chairman of Vistula Limited since its incorporation in August 2002. From 1996 through July 2002, he was a private investor. From 1992 through 1995, he served as chairman and chief executive officer of Petersburg Long Distance Inc. During that time, Mr. Galliers-Pratt was responsible for establishing ZAO PeterStar, which is the dominant Competitive Local Exchange Carrier in St. Petersburg and Altel, which was the first cellular operator in Kazakhstan. In addition to Petersburg Long Distance Inc., he has served on the board of directors of a number of listed companies in the United Kingdom and the United States including Optical Care (Bermuda) Limited and Symposium Telecom Inc.

Effective August 1, 2006, Jared Taylor, previously the Company’s Manager of Accounting and Administration, has been appointed as its Chief Financial Officer, Treasurer and Secretary  following the resignation of George Vaughn of Vaughn and Associates P.C., who was serving in these capacities under a consulting agreement with the Company. In connection with Mr. Taylor’s promotion to the role of Chief Financial Officer, the Company has agreed to pay Mr. Taylor an annual base salary of  up to $125,000 and to grant him an incentive stock option to purchase up to 200,000 shares of common stock as described above.

Mr. Taylor has been the Company’s Manager of Accounting and Administration since he joined the Company in July 2005. Prior to joining the Company, from June 2004 until  July 2005, Mr. Taylor served as the senior consolidations accountant for Ionics, Inc. From October 2003 to June 2004, he served as a senior accountant as ACMI Corporation and from June 2002 to September 2003, he served as the real property administrator at Akamai Technologies, Inc. From December 1996 to February 2002, Mr. Taylor served in various roles with Lend Lease Corporation, including serving as a financial manager for that company in London, Australia and the US.

Investing in our common stock involves a high degree of risk.
See Risk Factors beginning on page 7 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus supplement.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 9, 2006